UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Aqua Metals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

03837J101

(CUSIP Number)

Kelvin F. Sellers

Interstate Emerging Investments, LLC

Interstate Batteries, Inc.

12770 Merit Drive, Suite 1000

Dallas, Texas 75271

(972) 455-6457

Copies to:

Wesley Williams

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 24, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03837J101

1	NAMES OF REPORTING PERSONS: INTERSTATE EMERGING INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,483,452
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,483,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,483,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.61% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Percentage of class calculated based on 28,694,210 total outstanding shares of Common Stock as of May 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the Securities and Exchange Commission (“SEC”) on May 9, 2018, plus 8,770,000 shares of Common Stock issued pursuant to an underwriting agreement by and between the Issuer and Oppenheimer & Co. Inc., as representative of the several underwriters named therein, dated as of June 14, 2018, plus 702,247 shares of Common Stock at a price of $3.33 per share issuable upon the exercise on or before June 23, 2020 of the Two Year Warrant (as defined in Item 3), 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise on or before May 24, 2019 of the Three Year Warrant (as defined in Item 3), and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion on or before May 24, 2019 of the Note (as defined in Item 3).

CUSIP No.	03837J101

1	NAMES OF REPORTING PERSONS: INTERSTATE BATTERIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,483,452
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,483,452

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,483,452 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.61% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(2)	Includes 3,483,452 shares of Common Stock of the Issuer owned by Interstate Emerging Investments, LLC, a Delaware limited liability company (“Interstate Emerging”). Interstate Batteries, Inc., a Delaware corporation (“IBI”), is the sole member of Interstate Emerging. As a result, IBI may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Interstate Emerging. IBI disclaims beneficial ownership of the securities owned by Interstate Emerging in excess of its pecuniary interest therein and this statement shall not be deemed an admission that IBI is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.

(3)	Percentage of class calculated based on 28,694,210 total outstanding shares of Common Stock as of May 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 9, 2018, plus 8,770,000 shares of Common Stock issued pursuant to an underwriting agreement by and between the Issuer and Oppenheimer & Co. Inc., as representative of the several underwriters named therein, dated as of June 14, 2018, plus 702,247 shares of Common Stock at a price of $3.33 per share issuable upon the exercise on or before June 23, 2020 of the Two Year Warrant (as defined in Item 3), 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise on or before May 24, 2019 of the Three Year Warrant (as defined in Item 3), and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion on or before May 24, 2019 of the Note (as defined in Item 3).

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the information provided in the Statement on Schedule 13D filed on June 1, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on August 17, 2016 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed on May 16, 2017 ( “Amendment No. 2” and with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”). This Amendment No. 3 amends the information disclosed in the Schedule 13D as set forth herein.  Except as otherwise specified in this Amendment No. 3, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Responses to each item of this Amendment No. 3 are incorporated by reference into the response to each other item, as applicable.

Item 3.	Source and Amount of Funds and Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Interstate Emerging entered into a Stock Purchase Agreement dated May 18, 2016 (the “Stock Purchase Agreement”) with the Issuer pursuant to which the Issuer issued and sold Interstate Emerging 702,247 shares of Common Stock at $7.12 per share for the gross proceeds of approximately $5,000,000. Additionally, Interstate Emerging entered into a Credit Agreement dated May 18, 2016 (the “Credit Agreement”) with the Issuer pursuant to which Interstate Emerging loaned the Issuer $5,000,000 in consideration of (i) the issuance of a secured convertible promissory note in the original principal amount of $5,000,000 (the “Note”), (ii) a warrant to purchase 702,247 shares of the Issuer’s Common Stock, at an exercise price of $7.12 per share, that is exercisable upon grant and was set to expire on June 24, 2018 (the “Two Year Warrant”), and (iii) a warrant to purchase 1,605,131 shares of the Issuer’s Common Stock, at an exercise price of $9.00 per share, that is exercisable commencing November 24, 2016 and expires on May 24, 2019 (the “Three Year Warrant”). The Two Year Warrant was repriced pursuant to an Omnibus Amendment Agreement (the “Omnibus Amendment Agreement”), dated as of June 24, 2018, by and among the Issuer, Interstate Emerging and the other party thereto, to (i) decrease the exercise price from $7.12 to $3.33 and (ii) extend the expiration date to June 23, 2020.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Interstate Emerging beneficially owns an aggregate of 3,483,452 shares of Common Stock of the Issuer, representing 8.61% of the outstanding Common Stock of the Issuer (based on 28,694,210 total outstanding shares of Common Stock as of May 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 9, 2018, plus 8,770,000 shares of Common Stock issued pursuant to an underwritten public offering on June 14, 2018, plus 702,247 shares of Common Stock at a price of $3.33 per share issuable upon the exercise on or before June 23, 2020 of the Two Year Warrant, 1,605,131 shares of Common Stock at a price of $9.00 per share issuable upon the exercise on or before May 24, 2019 of the Three Year Warrant, and 702,247 shares of Common Stock at a price of $7.12 per share issuable upon the conversion on or before May 24, 2019 of the Note).

(b) IBI is the sole member of Interstate Emerging and owns 100% of the membership interests of Interstate Emerging. As such, IBI can cause Interstate Emerging to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Interstate Emerging.

(c) Other than as described in Item 3, neither Interstate Emerging nor IBI, has effected any transactions in the shares of Common Stock during the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On June 24, 2018, Interstate Emerging, the Issuer and the other party thereto entered into the Omnibus Amendment Agreement defined and described in Item 3 above and attached as Exhibit 1 hereto. The description of the Omnibus Amendment Agreement is qualified in its entirety by reference to the full text of the agreement, filed as Exhibit 1 hereto.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit 1	Omnibus Amendment Agreement, by and among the Issuer, Interstate Emerging Investments, LLC and the other party thereto, dated June 24, 2018.(1)

(1)	To be filed by amendment.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 2018
INTERSTATE EMERGING INVESTMENTS, LLC

	By:	Interstate Batteries, Inc., its sole member

	By:	/s/ William McDade
William McDade
Vice President & Chief Financial Officer

INTERSTATE BATTERIES, INC.

	By:	/s/ William McDade
William McDade
Vice President & Chief Financial Officer